# VARIABLE ANNUITY FUNDS D, E, F, G, H, I

**INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS**
issued by
**ReliaStar Life Insurance Company of New York**
and its
**ReliaStar Life Insurance Company of New York Variable Annuity Funds D E F G H & I**

**Supplement Effective as of May 1, 2009**

This supplement updates and amends certain information contained in your current variable annuity prospectus and supplements thereto. Please read it carefully and keep it with your product prospectus for future reference.

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## INFORMATION REGARDING THE ING VP MONEY MARKET PORTFOLIO

Effective May 1, 2009, the ING VP Money Market Portfolio will be renamed the ING Money Market Portfolio. All references to ING VP Money Market Portfolio (Class I) are to be replaced with ING Money Market Portfolio (Class I).

## INFORMATION REGARDING THE INVESTMENT FUNDS AVAILABLE THROUGH THE CONTRACT

Effective May 1, 2009, the following Investment Funds are available through your Contract:

- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Franklin Income Portfolio (Class S)
- ING Money Market Portfolio (Class I)
- ING PIMCO High Yield Portfolio (Class S)

The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the Investment Funds available through your Contract. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund.

**There is no assurance that the stated objectives and policies of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by investing in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.**

| Investment Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BlackRock Investment Management, LLC | Seeks long-term growth of capital. |

Continued on next page.

| Investment Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Franklin Income Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |
| **ING VP Money Market Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments while maintaining a stable share price of $1.00. |
| **ING PIMCO High Yield Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |

# IMPORTANT INFORMATION REGARDING THE INVESTMENT FUNDS AVAILABLE THROUGH YOUR CONTRACT

The Investment Funds available through your Contract prior to the Annuity Commencement Date may be different than those available for investment after the Annuity Commencement Date.

For information about the Investment Funds available through your Contract after the Annuity Commencement Date, please contact us at our:

> ING Customer Service Center
> P.O. Box 5033
> Minot, ND 58702-5033
> 1-877-884-5050

# MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5033
> Minot, ND 58702-5033
> 1-877-886-5050